Contact

www.linkedin.com/in/craigcnelson (LinkedIn)
www.ixiacom.com (Company)
www.sentilla.com (Company)
www.opmantek.com (Company)

Top Skills

Leadership Development
Business-to-Business (B2B)
Coaching

Craig Nelson

CEO/CRO | Angel Investor | Board Member | Generative AI-ML I Andreessen (a16z) Backed | Network/Cyber Security I Green Tech
San Francisco Bay Area

Summary

Passionate GTM focused CEO/CRO/SVP Sales driven by mentoring and lifting "the team" to greater heights with an acute focus on making our customers and community more successful. With over 20 years experience working across senior exec roles in the technology industry, I enjoy providing business and technical expertise to customers, prospects and partners.

Due to tight controls over sales as well as forecasting accuracy the last 4 out of 4 startups that I have run were acquired for between 8 & 17x revenue.

I have been responsible for building high performance global teams and developing effective sales strategies that served Fortune 5 to 500 customers. As a Go-To-Market specialist, I have consistently performed at the top of the leader board.

Experience

Power Hero
Chief Executive Officer
September 2024 - Present (10 months)
San Francisco, California, United States

Power Hero has developed a propriety technology that brings personal electric vehicle charging to everyone everywhere. Armed with 12 international patents in EV charging we are poised to capture a significant share in this market by addressing the specific need of personal EV charging in urban areas, emerging as a key player in this exponentially growing sector.

Alpha Wealth Global Advisory Services
Executive Coaching & Mentoring
July 2024 - Present (1 year)

Fractional Leadership and Mentoring to sales teams and organizations worldwide. Helping to build High Performing Global Teams one member at a time in the online/offline and e-commerce space.

DreamLoad Ventures, 501(c)(3)

Advisor

February 2024 - Present (1 year 5 months)

Irvine, California, United States

Bridging the funding gap for entrepreneurs and underserved communities.

PeakSpan Capital

Advisor / Expert Community

November 2023 - Present (1 year 8 months)

San Francisco, California, United States

Providing GTM advisory services to PeakSpan's venture companies. PeakSpan delivers confidence in scaling, excellence in execution, and tangible impact as the scale-up partner of choice.

FirstWave ASX: FCT

8 years 2 months

GTM Advisor

September 2022 - Present (2 years 10 months)

Sydney, New South Wales, Australia

At FirstWave, our passion is to create intelligent software that our service provider partners and customers love. With software used globally by over 150,000 organizations including household names like Microsoft and NASA, we aim to be at the front of the wave of transformational change in the IT Operations and Cybersecurity world.

Chief Revenue Officer - FirstWave

January 2022 - September 2022 (9 months)

San Francisco Bay Area

Chief Revenue Officer (Following acquisition of Opmantek Software)
FirstWave Cloud Technology is an ASX-listed, Australian-headquartered global cybersecurity company, which has been delivering cybersecurity solutions to the market since 2004. Today, FirstWave is present on five continents.

At the heart of FirstWave is their unique and proprietary technology – CyberCision. The platform enables our service provider partners to deliver a comprehensive range of security services to their SMB customers from

a single platform ‘as-a-Service’. This provides economies-of-scale and efficiencies that enable the provisioning of a range of security services typically only affordable by very large customers with dedicated cybersecurity resources. We refer to this as “democratizing enterprise-grade cybersecurity-as-a-service”.

Chief Executive Officer - Opmantek (Acquired by FirstWave)

May 2017 - January 2022 (4 years 9 months)

San Francisco Bay Area

Chief Executive Officer (May 2017 - January 2022)

Opmantek - A FirstWave Company (Acquired by FirstWave January 2022)

Opmantek's software and cloud based solutions help you manage your entire infrastructure from routers, switches, firewalls, servers, IP Telephony and more - any vendor, any device through a unique device modeling system. Massively scalable, from a single device to 200,000 all with an easy to operate, single-pane solution. Opmantek's software and cloud based solutions help you manage your entire infrastructure from routers, switches, firewalls, servers, IP Telephony and more - any vendor, any device through a unique device modeling system.

Alluxio, Inc.

SVP, Worldwide Sales

September 2022 - September 2024 (2 years 1 month)

San Francisco Bay Area

Alluxio has built a High Performance Data Access Layer for AI and ML Workloads. We are the preeminent developer of open source data orchestration software for the cloud. Alluxio moves data closer to data analytics and machine learning compute frameworks in any cloud across clusters, regions, and clouds, providing memory-speed data access to files and objects. Intelligent data tiering and caching deliver greater performance and reliability to customers in financial services, high tech, retail and telecommunications. Alluxio is in production use today at eight out of the top ten internet companies. Venture-backed by Andreessen Horowitz, Seven Seas Partners, Volcanic Ventures, and Hillhouse Capital.

Ixia Security Solutions

3 years 10 months

Worldwide VP, Enterprise Sales (Acquired by Keysight Technologies)

January 2016 - May 2017 (1 year 5 months)

San Francisco Bay Area

Ixia was acquired by Keysight Technologies (KEYS) in April of 2017 for $1.6B. Ixia is a global leader in network security solutions that validate, secure, and optimize businesses' physical and virtual networks. Fortune 1000 Enterprises, service providers, network equipment manufacturers, and governments worldwide spend more than $500M USD annually with Ixia in order to deploy new technologies and achieve efficient, secure, ongoing operation of their networks.

In this role I was responsible for building high performance regional teams globally with Enterprise, Service Provider, and Federal customers.
· Increased 2016 revenues by 33% YoY with an annual target of $175 million focused on the Financial Services, Tech, Healthcare, Carriers, and Higher Education verticals.
· Worked closely with Global RVP's, NAM Directors, and SVP of Channels/Alliances to drive YoY growth.
· Tight relationships with Customer, Channel, and Alliance executives at: Dimension Data, Optiv Security, Worldwide Technologies, Cisco/SourceFire, Palo Alto Networks, Imperva, and FireEye to name a few.
· Developed and launched global Sales Playbook and new Product Launch Sales Plays.
· Built close alignment with Marketing, Product Marketing/Management, Engineering and Sales Operations.
· 2015 Century Club Winner.

Vice President Sales - West (Acquired by Ixia)
August 2013 - March 2016 (2 years 8 months)
Santa Clara, CA

Net Optics was acquired by Ixia (XXIA) in December 2013 for it network security and visibility portfolio. At the time of acquisition, Net Optics had called 80% of the Fortune 1000 customers.

In this position I was responsible for developing and executing the strategy for Ixia's Network & Security Visibility Business across the western US. With a high performing sales team of 18, we had broken QoQ and YoY company revenue records within our first year. Due to the teams laser focus on partner development we experienced double digit growth QoQ in our channel booked business and continued to take market share from our competition.

Sentilla
Vice President Worldwide Sales (Acquired by Ericsson)
March 2010 - August 2013 (3 years 6 months)

Redwood City, CA

Ericsson (ERIC) acquired Sentilla to enhance their cloud management and analytics capabilities.
Sentilla was a SaaS based Business Intelligence (BI) tool focused on delivering cloud based analytics to the Global 100 and 500 enterprise market. Sentilla's platform provides intelligence that helps its customers improve performance and efficiency in their physical, virtual and cloud environments.

• Developed the go to market strategy for the company as it transitioned from hardware to software platform.
• Spent first 3 months introducing the solution to VP level contacts at: Oracle, Morgan Stanley, Credit Suisse, Verizon, Citi Group, Bank of America, RBS/Citizens, etc.
• Built pipeline to $10mm+ as well as validated end user pricing and subscription based model.
• Closed AT&T Services, Symantec, Alcatel-Lucent, and McGraw Hill (Capital IQ) within 9 months of being hired.
• Worked on a strategic/channel partnerships with Microsoft, Cisco, Wipro, Hitachi Consulting, and Raritan etc.
• Lead enterprise customer engagements with: PG&E, So CA Edison, QTS, Equinix, BMC, Deutsche Bank, NBC Universal, CBS, eBay, Kaiser Permanente, Adobe Systems, and EMC.
• Coordinated internal engineering and product development/marketing efforts around customer engaments and deployments.

Prima Equity Partners
Chief Executive Officer
February 2006 - February 2010 (4 years 1 month)
Denver, CO

A boutique venture firm that targeted tech and traditional investment sectors.

The firm’s approach was to invest in niche, high growth sectors. Prima Equity Partners sought out strategic technologies providing value through advanced technology and or management expertise.
• Personally built targeted portfolio of more than ten investment vehicles over five years.
• Invested in algorithmic/quantitative trading models, Latino credit card processors, energy, biotech, and precious metals.
• Personally managed investor relations for more than 100 high/ultra high-net worth investors and Family Offices.

• Sought out partners in the high-growth international emerging market place.

Walking Mountains Science Center
Board Member
2007 - 2009 (2 years)
Vail, Colorado, United States

Fostering environmental education with our youth.

SS8 Networks
Vice President of Sales
2004 - 2006 (2 years)
San Jose, CA

Leader in IP applications and security software solutions that support the global service provider community.

The company's goal was to have their next generation platforms adopted by some of the most influential carriers and OEM partners worldwide.
• Managed 9 sales directors and systems engineers throughout North America with a 2005 goal of $16.3 million.
• Drove strategic sales strategies for tier 1 & 2 services providers and global OEM / channel partners.
• Leveraged existing relationships with multiple carriers to assist in adoption of our solutions.
• Worked closely with executive management team and board members to ensure long term planning was in sync with corporate goals and objectives.
• Designed and retooled incentives to drive consistent sales activities and behaviors. Exceeded 2005 target by 37%.

Alcatel-Lucent Enterprise
2 years

Director, Strategic Marketing – Mobile Communications Group
2003 - 2004 (1 year)
Paris, France

Worldwide leader in broadband and mobile solutions.

Built on MCG's core competencies through customer specific consulting engagements and business case development. Ultimate goal was to assist in the building of a € 1 billion pipeline of new business.

• Focused on executive level consulting engagements with key customers throughout Europe / Africa / Middle East and driving profitability through new service creation. Assignments included: Globacom (Nigeria), Orascom (Egypt), mCel (Mozambique), Vodacom (Congo), UTL (Uganda) and KenCel (Kenya).
• Initiatives included: Strategies around 3G/4G, WiMAX, and NGN.
• Worked closely with executive management teams and regional sales groups throughout the EMEA region.
and out to our customers throughout EMEA region.
• Represented MCG at key conferences throughout EMEA (i.e. GSM World Congress, Shosteck Group, etc.).
• Distinguished member of "Focus Population Group." (Alcatel's internal executive grooming program).

Director – Mobile/National Accounts

2002 - 2003 (1 year)
Denver, CO

Responsible for all sales activities into Mobile, Cable and IXC service providers.

• Key activities focused on new product offerings/solutions into global wireless and cable markets. Target accounts included: AT&T Wireless, T-Mobile, Cellular One, and Level 3.
• Built an $18.6 million pipeline in wireless division through strategic level account management.
• Product directives included: Optical Transport, Microwave and MMS.
Worked closely with key executives within each business unit to drive product roadmaps, lab evaluations, contract negotiations, and product adoption.

CALIENT Technologies Inc.

Sales Director - Global Service Providers

2000 - 2002 (2 years)
Denver, CO

Responsibility for North American sales, overseeing staff and reporting to Worldwide Vice President of Sales.

• Developed and implemented strategic sales and marketing plans to penetrate service provider, manufacturing, and enterprise markets. Activities included continually redefining product strategy, building & driving customer business cases, and redesigning products to meet specific customer needs.
• Engaged in C-level sales to Tier 1 & 2 Service Providers & MSOs throughout North America, with proposals under consideration totaling $47 million. Key

targets included BellSouth, AT&T, Sprint, Qwest, Level (3), Cox, Comcast, and AOL / Time Warner.

• Established strategic partnerships and OEM relationships with leading companies, including Cisco, Ciena, Juniper, Tellabs, Fujitsu, and IBM, each based on specific customer application.

• Managed lab trials, FOAs, and first deployment activities with each key account.

• Led team of sales, engineers and customer support personnel.

Education

University of Colorado at Boulder

BA

University of California, Santa Barbara